
02005069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 12925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Main Street Management Co.

OFFICIAL USE ONLY
000547
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

924-926 North Main Street Ext.
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hugo (203) 265-9778
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Herr Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Management Company, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Deborah Herr Holden, President

Title



Notary Public

My Commission Exp. Oct. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Main Street Management Company

Financial Statements
with Additional Information
December 31, 2001

Main Street Management Company
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Stockholders of
Main Street Management Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Main Street Management Company at December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 29, 2002

Main Street Management Company
Statement of Financial Condition

	December 31, 2001
Assets	
Cash and cash equivalents	$ 1,029,743
Concessions receivable	419,730
Furniture, equipment and leasehold improvements, net	102,424
Goodwill, net	3,690,646
Prepaid expenses and other assets	10,726
Total assets	$ 5,253,269
Liabilities	
Commissions payable	$ 350,695
Profit sharing and pension payable	108,726
Payable to parent	270,431
Accounts payable and accrued expenses	96,364
Total liabilities	826,216
Stockholders' Equity	
Common stock ($25 par value, 15,000 shares authorized; 1,759 shares issued and 559 shares outstanding)	43,975
Treasury stock (1,200 shares of common stock, at cost)	(120,000)
Additional paid-in capital	4,048,044
Retained earnings	455,034
Total stockholders' equity	4,427,053
Total liabilities and stockholders' equity	$ 5,253,269

The accompanying notes are an integral part of these financial statements.

Main Street Management Company
Statement of Income

	Year Ended December 31, 2001
Revenues	
Concessions	$ 14,080,768
Interest income	26,790
Other income	109,557
Total revenues	14,217,115
Expenses	
Commissions	12,114,717
Employment expenses	965,938
Depreciation and amortization expenses	232,403
Regulatory and professional fees	131,054
General and administrative expenses	444,903
Total expenses	13,889,015
Income before income taxes	328,100
Income taxes	182,569
Net income	$ 145,531

The accompanying notes are an integral part of these financial statements.

Main Street Management Company
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$ 43,975	$ (120,000)	$ 3,697,575	$ 309,503	$ 3,931,053
Capital contribution			350,469		350,469
Net income				145,531	145,531
Balance at December 31, 2001	$ 43,975	$ (120,000)	$ 4,048,044	$ 455,034	$ 4,427,053

The accompanying notes are an integral part of these financial statements.

Main Street Management Company
Statement of Cash Flows

	Year Ended December 31, 2001
Cash flows from operating activities:	
Net Income	$ 145,531
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	232,403
Decrease in concessions receivable	21,565
Decrease in prepaid expenses and other assets	5,791
Decrease in commissions payable	(20,924)
Decrease in profit sharing and pension payable	(31,793)
Increase in payable to parent	185,278
Decrease in accounts payable and accrued expenses	(6,588)
Net cash provided by operating activities	531,263
Cash flows from investing activities:	
Purchase of fixed assets	(9,648)
Net cash used for investing activities	(9,648)
Net increase in cash and cash equivalents	521,615
Cash and cash equivalents, beginning of year	508,128
Cash and cash equivalents, end of year	$ 1,029,743

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Main Street Management Company (the "Company") is a Connecticut corporation that operates as a broker-dealer for securities and other investments. The Company pays commissions to independent representatives on sales of securities and other investments throughout the United States of America.

On June 25, 2001, Phoenix Home Life Mutual Insurance Company converted from a mutual life insurance company to a stock life insurance company and changed its name to Phoenix Life Insurance Company (PLIC). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX), a publicly traded company.

On July 31, 2000, PM Holdings, Inc. (PM Holdings), a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company, purchased 80% of the outstanding common stock of the Company. Acquisition of the majority interest in the outstanding common stock was accounted for under the purchase method of accounting. PM Holdings subsequently transferred ownership to a wholly-owned subsidiary of PNX, Phoenix Distribution Holding Company (Holding Company). On September 30, 2001, the Holding Company acquired an additional 11% of the outstanding common stock in a privately negotiated transaction. PM Holdings initially recognized goodwill in the amount of $3,605,810 associated with the acquisition. Additional goodwill in the amount of $350,469 was subsequently recorded due to a purchase price adjustment, bringing the total amount of goodwill recorded by PM Holdings for their 91% purchase of the Company to $3,956,279. The total amount of goodwill was pushed down to the Company. Additionally, the Holding Company has contracted to purchase the remaining outstanding common stock of the Company over a three-year period from the date of acquisition, based on a certain percentage of gross dealer concessions.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and money market instruments.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation/amortization. Furniture and equipment are depreciated by using the double-declining balance method based upon their estimated useful lives, generally five to seven

years. Leasehold improvements are amortized by using the straight-line method based upon their estimated useful lives of fifteen to thirty-nine years.

In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective January 1, 2002. Under SFAS 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition. The Company is currently reviewing the provisions of SFAS 144 and assessing the impact of adoption.

Goodwill

Goodwill represents the excess of the cost of business acquired over the fair value of its net assets. These costs have been amortized on a straight-line basis over a period of 20 years, corresponding with the period over which benefits are expected to be derived from the acquisition. The propriety of the carrying value of goodwill has been periodically reevaluated in accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of, by comparing estimates of future undiscounted cash flows to the carrying value of the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

In June 2001, SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), were issued. SFAS 141 and SFAS 142 are effective for July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. Under SFAS 142, amortization of goodwill, including goodwill and other intangible assets with indefinite lives recorded in past business combinations, will discontinue upon adoption of this standard. Goodwill and other intangible assets will be tested for impairment in accordance with the provisions of the statement. SFAS 141 will not affect the Company's financial condition. The Company is currently reviewing the provisions of SFAS 142 and assessing the impact of adoption.

Revenue and expense recognition

The Company earns concessions from distributors on the sales of investment products. The Company then pays commissions to its registered independent representatives based on agreements with such representatives. These concessions and commissions are recorded on a trade date basis.

Income taxes

The Company will be included in PNX's consolidated federal and Connecticut state income tax returns for the year ended December 31, 2001. On August 1, 2000, the Company became a party to an income tax sharing agreement by and among PNX and its subsidiaries in which taxes are allocated as if they had been calculated on a separate company basis.

Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes". The Company had no temporary differences as of December 31, 2001.

Employee benefit plan

The Company maintains a money purchase pension plan as well as a qualified profit sharing plan for eligible employees. The plans are non-contributory. The pension plan requires the Company to make a contribution of 10% of eligible salaries, whereas the profit sharing plan contribution is at the discretion of the Board of Directors. The total contribution for the year ended December 31, 2001 amounted to $145,277 of which $87,166 was the discretionary profit sharing contribution.

3. Furniture, Equipment and Leasehold Improvements

The cost and accumulated depreciation of furniture, equipment and leasehold improvements as of December 31, 2001 is as follows:

Office equipment	$ 42,888
Furniture and fixtures	20,158
Leasehold improvements	129,513
Other fixed assets	173,513
	366,072
Accumulated depreciation	263,648
Furniture, equipment and leasehold improvements, net	$ 102,424

Depreciation expense was $41,891 for the year ended December 31, 2001 and is included in depreciation and amortization expenses.

4. Goodwill

The cost and accumulated amortization of goodwill as of December 31, 2001 is as follows:

Goodwill	$ 3,956,279
Accumulated amortization	265,633
Goodwill, net	$ 3,690,646

Amortization expense was $190,512 for the year ended December 31, 2001 and is included in depreciation and amortization expenses.

5. Income Taxes

The components of federal and state income taxes are as follows for the year ended December 31, 2001:

Current:	
Federal	$ 182,704
State	(135)
	$ 182,569

Total federal income taxes as reported differ from the statutory federal income tax rate of 35%, primarily as a result of goodwill amortization.

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and the resultant ratio for the Company as of December 31, 2001 are as follows:

Aggregate indebtedness	$ 826,216
Net capital	601,188
Ratio of aggregate indebtedness to net capital	1.37

The Company's minimum required net capital, based on its aggregate indebtedness, is $55,081 as of December 31, 2001.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(1) of such rule.

7. Related Party Transactions

The Company leases its facilities on an annual basis from a relative of the Chief Executive Officer and the President. The total annual rent expense was $76,410 for the year ended December 31, 2001 and is included in general and administrative expenses. Additionally, PNX provides certain administrative services at no cost to the Company.

8. Restricted Cash

Included in cash and cash equivalents of $1,029,743 as of December 31, 2001, is restricted cash of $36,822 with the clearing firms the Company uses for individual security transactions. This amount is the agreed upon balance to be left on deposit for any transaction fees.

The Company also maintains a special account for the exclusive benefit of customers as allowed under the K(2)(i) exemption to Rule 17a-3.

Main Street Management Company — **Additional Information**
Computation of Net Capital Under SEC Rule 15c3-1 — **Schedule 1**
December 31, 2001

Net Capital	
Total stockholders' equity, allowable for purposes of net capital computation	$ 4,427,053
Less nonallowable assets	
Receivables from non-customers	2,885
Goodwill, net of accumulated amortization	3,690,646
Furniture, equipment and leasehold improvements, net	102,424
Prepaid expenses and other assets	10,726
Net capital before specific reduction in the market value of securities	620,372
Less securities haircuts pursuant to Rule 15c3-1	19,184
Net capital	$ 601,188
Aggregate indebtedness	
Total liabilities included in statement of financial condition	$ 826,216
Aggregate indebtedness	$ 826,216
Minimum net capital required to be maintained (Greater of 1/15th of $826,216 or $25,000)	$ 55,081
Net capital in excess of minimum requirements ($601,188 - $55,081)	$ 546,107
Ratio of aggregate indebtedness to net capital	1.37

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants
on Internal Control Required
By SEC Rule 17a-5

To the Board of Directors and Stockholders
of Main Street Management Company:

In planning and performing our audit of the financial statements and supplemental schedules of Main Street Management Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 29, 2002